EXHIBIT (A) (13)


For Immediate Release - National Circuit


              Contact:                               George Hager (610) 444-6350




             GENESIS ELDERCARE ACQUISITION CORP. ACHIEVES REQUISITE
              CONSENTS IN TENDER OFFER AND CONSENT SOLICITATION FOR
                    12.50% SENIOR SUBORDINATED NOTES DUE 2002
                        OF THE MULTICARE COMPANIES, INC.

Kennett Square, PA -- September 29, 1997 -- Genesis ElderCare Acquisition Corp., a Delaware corporation ("GEAC") and a wholly owned subsidiary of Genesis ElderCare Corp., a Delaware corporation, today announced, in connection with its previously announced tender offer and consent solicitation for all outstanding 12.50% Senior Subordinated Notes due 2002 (the "Notes") of The Multicare Companies, Inc., a Delaware corporation ("Multicare"), that as of 5:00 p.m., New York City time on September 26, 1997, it has received sufficient duly executed and unrevoked consents from the holders of the Notes to effect the proposed amendments to the indenture under which the Notes were issued.

Under the terms of GEAC's Offer to Purchase and Consent Solicitation Statement dated September 11, 1997, holders who properly tender their Notes and deliver the related consents by 5:00 p.m., New York City time, on September 30, 1997 will be entitled to receive a consent payment of $20.00 per $1,000 principal amount of Notes, if the Notes are accepted for purchase pursuant to GEAC's Offer to Purchase and Consent Solicitation Statement. Holders who properly tender their Notes and deliver the related consents after 5:00 p.m., New York City time, on September 30, 1997 will not be entitled to a consent payment, but will be entitled to receive the balance of the consideration being offered by GEAC for the Notes, subject to the terms and conditions of GEAC's Offer to Purchase and Consent Solicitation Statement.

Promptly after the consummation of the previously announced tender offer by GEAC for all of the outstanding common stock of Multicare, GEAC intends to cause a supplemental indenture incorporating the proposed amendments to the indenture to be executed by Multicare and the trustee for the Notes, as described in GEAC's Offer to Purchase and Consent Solicitation Statement. Waivers effected by the supplemental indenture of the restrictive covenants contained in the indenture will become operative upon the execution of the supplemental indenture by Multicare and the trustee, but the elimination and modification effected by the supplemental indenture of the covenants set forth in the indenture will not become operative unless and until the tender offer and consent solicitation is consummated in accordance with its terms. Once the proposed amendments become operative, the holders of untendered Notes will be bound thereby. The tender offer expires at 5:00 p.m, New York City time, on October 8, 1997, unless extended.

Requests for information or documents should be directed to Morgan Stanley Dean Witter at (212) 761-4341 (the Dealer Manager) or D.F. King & Co., Inc. at (800) 290-6427 (toll free) (the Information Agent).

Genesis ElderCare Corp. was formed by Genesis Health Ventures, Inc. (NYSE: GHV), The Cypress Group L.L.C. and TPG Partners II, L.P. to acquire Multicare.